Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations” and “Risk Factors” below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or SEC, on March 1, 2021, or our 2020 Annual Report.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 1,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
With our recent acquisition of Origin Laboratories, Inc., or Origin, we have significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts will enable us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. This technology precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency.
Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provides us with a complementary technology that further expands our polymer suite of solutions across the product life cycle.

COVID Impact

 As in preceding quarters, our results of operations for the three and six month periods ended June 30, 2021 should be evaluated in light of the ongoing global COVID-19 pandemic, which has disrupted businesses on a global scale. Our revenues in the second quarter of 2021 furthered the positive trend begun in the first quarter of the year, reflecting growth both on a year-over-year basis and on a sequential quarterly basis. The six-month results evidence these improvements on an aggregate basis, with an increase in revenues by 12.2% compared to the corresponding six month period of 2020, when the COVID-19 pandemic adversely impacted our revenues significantly. Our improved performance in the second quarter of 2021 was primarily driven by a 39.1 % increase in Consumables revenues and by a 32% increase in system revenues.

In the second quarter of 2021, we continued working at full-capacity on a global basis, with a high percentage of our employees throughout the world having received vaccines against COVID-19 during or prior to the quarter.
Our cost realignment program is an essential step in our ongoing strategic process, designed to better position the company for sustainable growth. These measures are not expected to affect the progress of our forthcoming product launch plans.
We continue to monitor the impact of COVID-19, assessing implications for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We ended the second quarter of 2021 with $522.7 million in cash, cash equivalents and short-term deposits, which is similar to our liquid assets level as of the end of the first quarter of 2021. We believe that we are well suited to continue to manage the COVID-19 pandemic (to the extent that it continues to remain a significant factor) with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We selectively applied the R&D cost controls to ensure that our NPI programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2021 with the corresponding periods of 2020.

Results of Operations

Comparison of Three Months Ended June 30, 2021 to Three Months Ended June 30, 2020

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2021		2020
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$147,005	100.0%	$117,623	100.0%
Cost of revenues	83,735	57.0%	73,887	62.8%
Gross profit	63,270	43.0%	43,736	37.2%
Research and development, net	22,437	15.3%	21,303	18.1%
Selling, general and administrative	63,557	43.2%	51,711	44.0%
Operating loss	(22,724)	(15.5)%	(29,278)	(24.9)%
Financial income (expenses), net	(372)	(0.3)%	149	0.1%
Loss before income taxes	(23,096)	(15.7)%	(29,129)	(24.8)%
Income tax benefit	(4,368)	(3.0)%	(2,128)	(1.8)%
Share in losses of associated companies	(1,431)	(1.0)%	(950)	(0.8)%
Net income attributable to non-controlling interests	-	0.0%	35	0.0%
Net loss attributable to Stratasys Ltd.	(20,159)	(13.7)%	(27,986)	(23.8)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended June 30, 2021 and 2020, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended June 30,
	2021	2020	% Change
	U.S. $ in thousands
Products	$100,305	$73,877	35.8%
Services	46,700	43,746	6.8%
	$147,005	$117,623	25.0%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) increased by $26.4 million, or 35.8%, for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

System revenues for the three months ended June 30, 2021 increased by 32.0% as compared to the three months ended June 30, 2020. Consumables revenues for the three months ended June 30, 2021 increased by 39.1% as compared to the three months ended June 30, 2020.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) increased by $3 million for the three months ended June 30, 2021, or 6.8%, as compared to the three months ended June 30, 2020. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 10.0%.

Our second quarter revenue results demonstrates that an end-market recovery is well underway compared to the corresponding quarter of 2020, which was fully impacted by the pandemic. We expect sequential growth in the third and fourth quarters of 2021.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended June 30, 2021 and 2020, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended June 30,
	2021		2020		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$92,949	63.2%	$78,701	66.9%	18.1%
EMEA	32,523	22.1%	20,915	17.8%	55.5%
Asia Pacific	21,533	14.6%	18,007	15.3%	19.6%
	$147,005	100.0%	$117,623	100.0%	25.0%

* Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $14.2 million, or 18.1%, to $92.9 million for the three months ended June 30, 2021, compared to $78.7 million for the three months ended June 30, 2020. The increase reflects recovery from COVID-19 for both product revenue and service revenue.

Revenues in the EMEA region increased by $11.6 million, or 55.5%, to $32.5 million for the three months ended June 30, 2021, compared to $20.9 million for the three months ended June 30, 2020. The increase reflects recovery from COVID-19 for both Product and Service revenue as well as revenue from the RPS acquisition in early 2021. On a constant currency basis when using prior period’s exchange rates, revenues increased by $8.9 million, or 42.6%.

Revenues in the Asia Pacific region increased by $3.5 million, or 19.6%, to $21.5 million for the three months ended June 30, 2021, compared to $18 million for the three months ended June 30, 2020. The increase was primarily driven by higher products revenues and reflects recovery from COVID-19.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended June 30,
	2021	2020
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$50,574	$33,908	49.2%
Services	12,696	9,828	29.2%
	$63,270	$43,736	44.7%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended June 30,
	2021	2020
Gross profit as a percentage of revenues from:
Products	50.4%	45.9%
Services	27.2%	22.5%
Total gross profit	43.0%	37.2%

Gross profit attributable to products revenues increased by $16.7 million, or 49.2%, to $50.6 million for the three months ended June 30, 2021, compared to gross profit of $33.9 million for the three months ended June 30, 2020. Gross profit attributable to products revenues as a percentage of products revenues increased to 50.4% for the three months ended June 30, 2021, compared to 45.9% for the three months ended June 30, 2020. Our gross profit from products revenues was favorably impacted by the mix of revenue sources driven by an increase of hardware and consumables, partially offset by increased global cost pressures that included both logistics and raw materials and ramp-up production costs for new product introductions.

Gross profit attributable to services revenues increased by $2.9 million, or 29.2%, to $12.7 million for the three months ended June 30, 2021, compared to $9.8 million for the three months ended June 30, 2020. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended June 30, 2021 increased to 27.2%, as compared to 22.5% for the three months ended June 30, 2020, reflecting recovery from COVID-19.

Operating Expenses

The amount of each type of operating expense for the three months ended June 30, 2021 and 2020, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended June 30,
	2021	2020	% Change
	U.S. $ in thousands

Research and development, net	$22,437	$21,303	5.3%
Selling, general & administrative	63,557	51,711	22.9%
	$85,994	$73,014	17.8%

Percentage of revenues	58.5%	62.1%

        Operating expenses were $86.0 million in the second quarter of 2021, compared to operating expenses of $73.0 million in the second quarter of 2020. The increase in operating expenses was driven by the increase in operating activities in the second quarter of 2021 relative to the corresponding quarter of 2020. While increasing on an absolute basis, our operating expenses decreased as a percentage of our revenues in the second quarter of 2021 compared to the second quarter of 2020. Operating expenses were up primarily due to the return to a five-day workweek, post-COVID expenses as the market started opening up, and commissions due to more revenue.

Research and development expenses, net increased by $1.1 million, or 5.3%, to $22.4 million for the three months ended June 30, 2021, compared to $21.3 million for the three months ended June 30, 2020. The amount of research and development expenses constituted 15.3% of our revenues for the three months ended June 30, 2021, as compared to 18.1% for the three months ended June 30, 2020.

Our research and development expenses were impacted by the timing of project spending and product launches, based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new photopolymer-based P3 technology, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.

Selling, general and administrative expenses increased by $11.8 million, or 22.9%, to $63.6 million for the three months ended June 30, 2021, compared to $51.7 million for the three months ended June 30, 2020, driven by the increase in operating activities and a loss of $2.9 million for revaluation of an equity investment in the second quarter of 2021.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended June 30,
	2021	2020
	U.S. $ in thousands

Operating loss	$(22,724)	$(29,278)

Percentage of revenues	(15.5)%	(24.9)%

Operating loss amounted to $22.7 million for the three months ended June 30, 2021, compared to an operating loss of $29.3 million for the three months ended June 30, 2020. The decrease in operating loss was primarily attributable to the significant increase in gross profit for the three months ended June 30, 2021 compared to the three months ended June 30, 2020,  partly offset by increased operating expenses, as discussed above.

Financial Income (Expenses), net

Financial expenses, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $0.4 million for the three months ended June 30, 2021, compared to financial income, net of $0.1 million for the three months ended  June 30, 2020.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended June 30,
	2021	2020
	U.S. $ in thousands		Change in %

Income tax benefit	$(4,368)	$(2,128)	105.3%

As a percent of loss before income taxes	18.9%	7.3%	158.9%

We had an effective tax rate of 18.9% for the three-month period ended June 30, 2021, compared to an effective tax rate of 7.3% for the three-month period ended June 30, 2020. Our effective tax rate was primarily impacted by the move to the new Israeli tax regime of “Preferred Technology Enterprise” subject to 12% tax rate as well as different geographic mixes of earnings and losses, and valuation allowance on losses of our US subsidiaries.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended June 30, 2021, the loss from our proportionate share of the losses of our equity method investments was $1.4 million, compared to a loss of $1.0 million in the three months ended June 30, 2020.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and net loss per share were as follows:

	Three Months Ended June 30,
	2021	2020
	U.S. $ in thousands

Net loss attributable to Stratasys Ltd.	$(20,159)	$(27,986)

Percentage of revenues	(13.7)%	(23.8)%

Diluted net loss per share	$(0.31)	$(0.51)

Net loss attributable to Stratasys Ltd. was $20.2 million for the three months ended June 30, 2021 compared to net loss of $28 million for the three months ended June 30, 2020. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to the higher gross profit, as well as cost-mitigation measures, which reduced operating expenses as a percentage of revenues, as described above.

Net loss per share was $0.31 for the three months ended June 30, 2021 as compared to net loss per share of $0.51 for the three months ended June 30, 2020. The weighted average fully diluted share count was 64.9 million during the three months ended June 30, 2021, compared to 54.9 million during the three months ended June 30, 2020, which increase reflected the issuance of shares in our follow-on offering that was consummated in march 2021.

Results of Operations

Comparison of Six Months Ended June 30,2021, to Six Months Ended June 30, 2020

The following table sets forth certain statement of operations data for the periods indicated:

	Six Months Ended June 30,
	2021		2020
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$281,194	100.0%	$250,530	100.0%
Cost of revenues	162,347	57.7%	146,924	58.6%
Gross profit	118,847	42.3%	103,606	41.4%
Research and development, net	43,038	15.3%	45,497	18.2%
Selling, general and administrative	116,891	41.6%	107,287	42.8%
Operating loss	(41,082)	(14.6)%	(49,178)	(19.6)%
Financial expenses, net	(749)	(0.3)%	(680)	(0.3)%
Loss before income taxes	(41,831)	(14.9)%	(49,858)	(19.9)%
Income tax benefit	(5,310)	(1.9)%	(1,907)	(0.8)%
Share in losses of associated companies	(2,549)	(0.9)%	(1,788)	(0.7)%
Net loss attributable to non-controlling interests	-	0	(50)	0.0
Net loss attributable to Stratasys Ltd.	(39,070)	(13.9)%	(49,689)	(19.8)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the six months ended June 30, 2021 and 2020, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2021	2020	% Change
	U.S. $ in thousands
Products	$190,629	$157,049	21.4%
Services	90,565	93,481	(3.1)%
	$281,194	$250,530	12.2%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) increased by $33.6 million, or 21.4%, for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

Systems revenues for the six months ended June 30, 2021 increased by 36.0% as compared to the six months ended June 30, 2020. Consumables revenues for the six months ended June 30, 2021 increased by 11.7%% as compared to the six months ended June 30, 2020.

 The increase reflects recovery from COVID-19 for products revenue as well as revenue from the RPS acquisition in early 2021.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $2.9 million for the six months ended June 30, 2021, or 3.1%, as compared to the six months ended June 30, 2020.

Revenues by Region

Revenues and the percentage of revenues by region for the six months ended June 30, 2021 and 2020, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Six Months Ended June 30,
	2021		2020		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$175,062	62.3%	$165,274	66.0%	5.9%
EMEA	61,441	21.8%	47,835	19.1%	28.4%
Asia Pacific	44,691	15.9%	37,421	14.9%	19.4%
	$281,194	100.0%	$250,530	100.0%	12.2%

* Consists of United States, Canada and Latin America

Revenues in the Americas region increased by $9.8 million, or 5.9%, to $175 million for the six months ended June 30, 2021, compared to $165.3 million for the six months ended June 30, 2020.

Revenues in the EMEA region increased by $13.6 million, or 28.4%, to $61.4 million for the six months ended June 30, 2021, compared to $47.8 million for the six months ended June 30, 2020.

Revenues in the Asia Pacific region increased by $7.3 million, or 19.4%, to $44.7 million for the six months ended June 30, 2021, compared to $37.4 million for the six months ended June 30, 2020.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2021	2020
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$93,978	$77,832	20.7%
Services	24,869	25,774	(3.5	) %
	$118,847	$103,606	14.7%

Gross profit as a percentage of revenues from our products and services was as follows:

	Six Months Ended June 30,
	2021	2020
Gross profit as a percentage of revenues from:
Products	49.3%	49.6%
Services	27.5%	27.6%
Total gross profit	42.3%	41.4%

Gross profit attributable to products revenues increased by $16.1 million, or 20.7%, to $94.0 million for the six months ended June 30, 2021, compared to gross profit of $77.8 million for the six months ended June 30, 2020. Gross profit attributable to products revenues as a percentage of products revenues decreased to 49.3% for the six months ended June 30, 2021, compared to 49.6% for the six months ended June 30, 2020.

Gross profit attributable to services revenues decreased by $0.9 million, or 3.5%, to $24.9 million for the six months ended June 30, 2021, compared to $25.8 million for the six months ended June 30, 2020. Gross profit attributable to services revenues as a percentage of services revenues in the six months ended June 30, 2021 decreased to 27.5%, as compared to 27.6% for the six months ended June 30, 2020.

Operating Expenses

The amount of each type of operating expense for the six months ended June 30, 2021 and 2020 as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Six Months Ended June 30,
	2021	2020	% Change
	U.S. $ in thousands

Research and development, net	$43,038	$45,497	(5.4)%
Selling, general and administrative	116,891	107,287	9.0%
	$159,929	$152,784	4.7%

Percentage of revenues	56.9%	61.0%

Research and development expenses, net decreased by $2.5 million, or 5.4%, to $43.0 million for the six months ended June 30, 2021, compared to $45.5 million for the six months ended June 30, 2020. The amount of research and development expenses constituted 15.3% of our revenues for the six months ended June 30, 2021, as compared to 18.2% for the six months ended June 30, 2020.

Selling, general and administrative expenses increased by $9.6 million, or 9.0%, to $116.9 million for the six months ended June 30, 2021, compared to $107.3 million for the six months ended June 30, 2020. The amount of selling, general and administrative expenses constituted 41.6% of our revenues for the six months ended June 30, 2021, as compared to 42.8% for the six months ended June 30, 2020.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Six Months Ended June 30,
	2021	2020
	U.S. $ in thousands

Operating loss	$(41,082)	$(49,178)

Percentage of revenues	(14.6)%	(19.6)%

Operating loss amounted to $41.1 million for the six months ended June 30, 2021, compared to an operating loss of $49.2 million for the six months ended June 30, 2020.

Financial Expenses, net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expenses, were $0.7 million for the six months ended June 30, 2021 and 2020.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Six Months Ended June 30,
	2021	2020
	U.S. $ in thousands		Change in %

Income tax benefit	$(5,310)	$(1,907)	178.4%

As a percent of loss before income taxes	12.7%	3.8%	234.2%

We had an effective tax rate of 12.7% for the six-month period ended June 30, 2021, compared to an effective tax rate of 3.8% for the six-month period ended June 30, 2020.

Our effective tax rate was primarily impacted by the move to the new Israeli tax regime of “Preferred Technology Enterprise” subject to 12% tax rate as well as different geographic mixes of earnings and losses, and valuation allowance on losses of our US subsidiaries.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the six months ended June 30, 2021, the loss from our proportionate share of the earnings of our equity method investments was $2.5 million, compared to a loss of $1.8 million in the six months ended June 30, 2020.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and net loss per share were as follows:

	Six Months Ended June 30,
	2021	2020
	U.S. $ in thousands

Net loss attributable to Stratasys Ltd.	$(39,070)	$(49,689)

Percentage of revenues	(13.9)%	(19.8)%

Diluted net loss per share	$(0.63)	$(0.91)

Net loss attributable to Stratasys Ltd. was $39.1 million for the six months ended June 30, 2021 compared to a net loss of $49.7 million for the six months ended June 30, 2020.

Net loss per share was $0.63 and $0.91 for the six months ended June 30, 2021 and 2020, respectively. The weighted average fully diluted share count was 61.8 million for the six months ended June 30, 2021, compared to 54.7 million for the six months ended June 30, 2020, which increase reflected the issuance of shares in our follow-on offering that was consummated in March 2021.

Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$63,270	$6,616	$69,886	$43,736	$9,612	$53,348
	Operating income (loss) (1,2)	(22,724)	20,133	(2,591)	(29,278)	21,228	(8,050)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(20,159)	18,581	(1,578)	(27,986)	20,634	(7,352)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.31)	$0.29	$(0.02)	$(0.51)	$0.38	$(0.13)

(1)	Acquired intangible assets amortization expense		5,518			4,065
	Non-cash stock-based compensation expense		788			497
	Restructuring and other related costs		310			5,050
			6,616			9,612

(2)	Acquired intangible assets amortization expense		2,200			2,125
	Non-cash stock-based compensation expense		7,189			5,614
	Restructuring and other related costs		350			3,798
	Revaluation of investments		2,201			-
	Contingent consideration		202			-
	Other expenses		1,375			79
			13,517			11,616
			20,133			21,228

(3)	Corresponding tax effect		(1,637)			(669)
	Equity method related amortization, divestments and impairments		85			75
			$18,581			$20,634

(4)	Weighted average number of ordinary shares outstanding- Diluted	64,908		64,908	54,917		54,917

		Six Months Ended June 30,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$118,847	$13,685	$132,532	$103,606	$14,026	$117,632
	Operating income (loss) (1,2)	(41,082)	35,918	(5,164)	(49,178)	32,719	(16,459)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,070)	33,692	(5,378)	(49,689)	31,771	(17,919)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.63)	$0.55	$(0.09)	$(0.91)	$0.58	$(0.33)

(1)	Acquired intangible assets amortization expense		10,873			8,130
	Non-cash stock-based compensation expense		1,422			899
	Restructuring and other related costs		1,390			4,997
			13,685			14,026

(2)	Acquired intangible assets amortization expense		4,393			4,267
	Non-cash stock-based compensation expense		13,760			10,119
	Restructuring and other related costs		2,159			3,829
	Revaluation of investments		(1,469)			-
	Contingent consideration		393			-
	Other expenses		2,997			478
			22,233			18,693
			35,918			32,719

(3)	Corresponding tax effect		(2,394)			(1,100)
	Equity method related amortization, divestments and impairments		168			152
			$33,692			$31,771

(4)	Weighted average number of ordinary shares outstanding- Diluted	61,796		61,796	54,733		54,733

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Six Months Ended June 30,
	2021	2020
	U.S $ in thousands
Net loss	$(39,070)	$(49,739)
Depreciation and amortization	27,695	25,104
Deferred income taxes	(7,524)	(26)
Stock-based compensation	15,182	11,018
Other non-cash items, net	5,543	3,179
Change in working capital and other items	26,560	11,986
Net cash provided by operating activities	28,386	1,522
Net cash used in investing activities	(177,676)	(9,437)
Net cash provided by financing activities	222,796	53
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,869)	(880)
Net change in cash, cash equivalents and restricted cash	71,637	(8,742)
Cash, cash equivalents and restricted cash, beginning of period	272,216	293,597
Cash, cash equivalents and restricted cash, end of period	343,853	284,855

Our cash, cash equivalents and restricted cash balance increased to $343.9 million as of June 30, 2021 from $272.2 million as of December 31, 2020. The increase in cash, cash equivalents and restricted cash in the six months ended June 30, 2021 was primarily due to the public offering of shares in a net amount of $218.9 million that we completed in March 2021, partially offset by investing activities.

Cash flows from operating activities

We generated $28.4 million of cash from operating activities during the six months ended June 30, 2021. That cash generation reflects our $39.1 million net loss, as adjusted to eliminate non-cash charges included in net loss, including $27.7 million of depreciation and amortization and $15.2 million of stock-based compensation expenses. Favorable changes in our working capital balances were mainly driven by a decrease in our inventory balances and an increase in our accounts payable balance.

Cash flows from investing activities

We used $177.7 million of cash in our investing activities during the six months ended June 30, 2021. Cash was primarily used to invest $11.9 million to purchase property, equipment and intangibles and $152.0 million net investment in short-term bank deposits. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities. In addition, we used $6.7 million of cash for acquisitions, net of cash acquired.

Cash flows from financing activities

We generated $222.8 million of cash from financing activities during the six months ended June 30, 2021. Our follow-on public offering of shares generated proceeds, net of issuance costs of $218.9 million, and we generated an additional $3.5 million of proceeds from exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $785.4 million as of June 30, 2021, of which $522.7 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $158.6 million. Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2020 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

the duration and severity of the global COVID-19 pandemic, and the strength of recovery from it, which may continue to have significant consequences for our operations, financial position, cash flows, and those of our customers and suppliers;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions; and

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2020 Annual Report, as supplemented herein, as well as in other portions of the 2020 Annual Report

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2020 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2020 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

The global COVID-19 health pandemic has been adversely affecting and could potentially severely adversely affect, our business, results of operations and financial condition due to impacts on the industries in which our customers operate, as well as impacts from actions taken to contain the disease or treat its impact, and due to the unknown speed and extent of the recovery from the disease.
The COVID-19 global pandemic continues to have numerous adverse effects on the global economy. While a significant portion of many Western countries’ adult citizens have been vaccinated against the virus, the new Delta variant of the virus is more contagious than the original strain and has shown to be capable of spreading even among vaccinated populations. Governmental shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, continue to adversely affected workforces, customers, consumer sentiment, economies and certain financial markets, and, along with decreased consumer spending, have adversely impacted many of the markets into which we sell our products and services.
Those effects of the pandemic have been adversely impacting our financial results for our operations in all global regions, beginning already in the first quarter of 2020 and continuing through the second quarter of 2021.
While we have imposed counter-measures to try to mitigate the impact of the pandemic on our operating results and our results have shown improvement concurrently with recovery in some of the markets into which we sell, there is no certainty that the success of those measures and that recovery will continue, especially in light of the entry of the Delta variant into the population in some of those markets. We continue to monitor the cost-control measures that we first began to implement in February 2020. We have maintained in place certain cost reduction mechanisms, although we have eliminated others, such as our four-day work week, as we returned to a full work week, effective as of the start of 2021.

While we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, and have implemented the foregoing measures in an effort to mitigate adverse consequences, while simultaneously abiding by any government-imposed restrictions, market by market, there is no assurance that we can succeed at doing so.
In addition to the adverse impact of the COVID-19 pandemic on our business and operating results, we furthermore face uncertainty as to the degree and duration of that impact going forward, and as to the degree of recovery from it. We do not know the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall potentially permanent changes in consumer behavior that may be caused by the pandemic. The pandemic may furthermore contribute towards global economic weakness that is more than temporary and that could adversely affect demand for our products and services generally. A future downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of effects on our, and our business partners’, business, financial condition and results of operations.
Any limited guidance for 2021 that we may provide will lack the certainty that we once had in providing that guidance, due to the number of variables surrounding the COVID-19 pandemic and recovery.
The COVID-19 pandemic may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2020 Annual Report.